March 20, 2023

VIA EDGAR

Cheryl Brown, Esq.

Laura Nicholson, Esq.

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate and Construction

100 F Street, NE

Washington, D.C. 20549

Re:	Greenbacker Renewable Energy Company LLC

Post-Effective Amendment No. 1 to Form S-3 on Form S-1

Filed February 14, 2023

File No. 333-251021

Dear Mses. Brown and Nicholson:

On behalf of our client, Greenbacker Renewable Energy Company LLC (the “Company”), set forth below are the Company’s responses to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) by letter dated March 3, 2023 (the “Comment Letter”) in connection with the Company’s Post-Effective Amendment No. 1 to Form S-3 on Form S-1 (the “Post-Effective Amendment”) which was filed with the SEC on February 14, 2023.

For convenience of reference, each Staff comment contained in your letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in the Comment Letter, and is followed by the corresponding response of the Company.

Post-Effective Amendment No. 1 to Form S-3 on Form S-1 filed February 14, 2023

Terms of this Offering, page 4

1.	We note your disclosure that shares issued under the Distribution Reinvestment Plan pursuant to this prospectus are being offered at the price equal to the then current monthly share value per share for each class of shares, and for each month, you determine your monthly share value for each class of your shares. Please revise to disclose how such monthly share values are determined.

The Company acknowledges the Staff’s comment and proposes to revise the disclosure on page 4 of the prospectus in the following manner:

“We calculate our monthly share value per share in accordance with the valuation guidelines that have been approved by our Board of Directors. Our monthly share value per share for each class of our shares is based on our net asset value per share for each class of shares, which is calculated on a quarterly basis in accordance with our valuation guidelines and is approved by our Board of Directors. Our net asset value per share is intended to be a calculation of the fair value of our assets, determined generally in accordance with U.S. generally accepted accounting principles, less our outstanding liabilities. To arrive at the monthly share value per share for our Class C shares, we adjust our net asset value per share for our Class C shares for class specific fees. As a general rule, we will continue to monitor the valuation of our entire investment portfolio on a daily basis and make adjustments to the net asset value per share and monthly share value per share as necessary as soon as is practical thereafter to reflect any changes in market conditions that materially impact the value of our shares. On the last business day of every month, we will consider the appropriateness of the net asset value per share and monthly share value per share. As part of that consideration, we will consider the current market values of our liquid and illiquid investment portfolios. We calculate and publish monthly share value per share solely for purposes of establishing the price of our shares pursuant to our DRP and SRP, and for publishing the value of each shareholder’s investment in us on such shareholder’s customer account statement. Our monthly share value should not be viewed as a measure of our historical or future financial condition or performance.”

Incorporation of Certain Information by Reference, page 14

2.	We note that you incorporate information by reference into your registration statement. Since you have not yet filed your Annual Report on Form 10-K for the fiscal year ended December 31, 2022, you are not eligible to incorporate by reference. See General Instruction VII.C to Form S-1. Please revise.

General Instruction VII.C to Form S-1 provides that one of the requirements for a registrant to be eligible to use incorporation by reference in a Form S-1 registration statement is that:

“The registrant has filed an annual report required under Section 13(a) or Section 15(d) of the Exchange Act for its most recently completed fiscal year.” (emphasis added).

The Company is a non-accelerated filer and its Annual Report on Form 10-K for the year ended December 31, 2022 is not due until March 31, 2023. Our view is that because the word “required” is included in General Instruction VII.C, the best reading of this instruction is to condition the eligibility to use incorporation by reference on the filing of an annual report if such report is due immediately prior to the time the Form S-1 registration statement is filed, but to always require that registrants have filed at least one annual report before they are eligible to use incorporation by reference in a Form S-1 registration statement.

Our reading of General Instruction VII.C is consistent with the language in the Adopting Release (“Securities Offering Reform,” file number: S-7-38-04, dated December 1, 2005, the “2005 Adopting Release”) that implemented the amendments to Form S-1 to permit a reporting issuer to use incorporation by reference. Subpart 1 (Eligibility) of the 2005 Adopting Release states:

“As we stated in the Proposing Release, as part of our initiatives to integrate further the Exchange Act and the Securities Act, we are adopting as proposed amendments to Form S-1 and Form F-1 to permit a reporting issuer that has filed at least one annual report and that is current in its reporting obligation under the Exchange Act to incorporate by reference into its Form S-1 or Form F-1 information from its previously filed Exchange Act reports and documents.” (emphasis added).

Our understanding of General Instruction VII.C is also very much in harmony with Item 12(a)(1) of Form S-1 (Incorporation of Certain Information by Reference), which provides that a registrant who elects to incorporate by reference must specifically incorporate by means of a statement in the prospectus listing:

“The registrant’s latest annual report on Form 10-K filed pursuant to Section 13(a) or Section 15(d) of the Exchange Act that contains financial statements for the registrant’s latest fiscal year for which a Form 10-K was required to have been filed.”

Our approach to General Instruction VII.C would not render registrants, otherwise eligible to use incorporation by reference in Form S-1 registration statements, incapable of doing so merely because they are filing their Form S-1 registration statements in the beginning of a calendar year (during the period when the previous year’s Form 10-K is yet available). The filing deadlines (depending on filer status) that registrants must meet to timely file their annual reports recognize that it takes significant time for a registrant to complete an annual audit and prepare the required disclosures so that it can file its annual report when due. This is most apparent for registrants that are non-accelerated filers, such as the Company, that are permitted the most time to file their annual reports. We see no regulatory purpose in drawing the incorporation by reference lines in this manner. Rather than reading the word “required” out of General Instruction VII.C, we suggest giving this word its logical meaning and reading this instruction to condition the eligibility to use incorporation by reference on the filing of a registrant’s annual report if such report is due immediately prior to the time the Form S-1 registration statement is filed, but to always require that registrants have filed at least one annual report before they are eligible to use incorporation by reference in a Form S-1 registration statement.

Furthermore, our reading of General Instruction VII.C would allow Smaller Reporting Companies, such as the Company, to not only take advantage of the benefit of historical incorporation by reference but also forward incorporation by reference in their Form S-1 registration statements.

For all these reasons, the Company believes that it complied with General Instruction VII.C immediately prior to the time it filed the Post-Effective Amendment with the SEC and complied with all other requirements of such instruction. Therefore, the Company believes it is permitted to use incorporation by reference in the Post-Effective Amendment.

3.	Please update your financial statements and related information for the fiscal year ended December 31, 2022. Refer to Rule 8-08(b) of Regulation S-X.

The Company has considered Rule 8-08(b) of Regulation S-X and believes that it is not required to update its financial statements and related information for the year ended December 31, 2022, as the Company satisfies the exemption for a Smaller Reporting Company under Rule 8-08(b)(1)-(3), as further discussed below.

Rule 8-08(b) of Regulation S-X

Rule 8-08(b) sets forth that a Smaller Reporting Company may be exempt from providing audited year-end financial statements for the most recent fiscal year provided that the following conditions are met: (1) if the Smaller Reporting Company is a reporting company, all reports due must have been filed; (2) for the most recent fiscal year for which audited financial statements are not yet available, the Smaller Reporting Company reasonably and in good faith expects to report income from continuing operations attributable to the registrant before taxes; and (3) for at least one of the two fiscal years immediately preceding the most recent fiscal year, the Smaller Reporting Company reported income from continuing operations attributable to the registrant before taxes.

Condition One

The Company is a Smaller Reporting Company, as defined Item 10(f)(1) of Regulation S-K and has filed all due reports. Therefore, the Company believes it has satisfied Rule 8-08(b)(1).

Conditions Two and Three

The Company reasonably and in good faith expects to report income from continuing operations before taxes for the year ended December 31, 2022 and has reported income from continuing operations before taxes for both the year ended December 31, 2021 and the year ended December 31, 2020. Therefore, the Company believes it has satisfied Rule 8-08(b)(2) and Rule 8-08(b)(3).

Since the Company’s inception, its historical financial statements had been prepared using the investment company basis of accounting in accordance with ASC Topic 946, Financial Services – Investment Companies (“ASC 946”). On May 19, 2022, the Company completed a management internalization transaction and determined that it was required to discontinue the application of ASC 946 and, in connection therewith, began applying non-investment company generally accepted accounting principles prospectively beginning May 19, 2022.

For the period from May 19, 2022 through December 31, 2022, the Company’s financial statements were prepared using non-investment company accounting. For purposes of determining whether the Company has satisfied the income condition under Rule 8-08(b)(2) for this period, Section 1220.3 of the SEC Financial Reporting Manual (the “FRM”) provides that the calculation of income from continuing operations attributable to the registrant before taxes for Smaller Reporting Companies correlates to line item 13 (Income or loss from continuing operations) in 5-03(b) of Regulation S-X after adding back tax expense per line 11 and subtracting income attributable to the noncontrolling interest per line 19. Applying this framework, the Company reasonably and in good faith expects to report $2,280,142 in income from continuing operations before taxes for the period from May 19, 2022 through December 31, 2022. Please refer to Exhibit A for the Company’s Consolidated Statement of Operations for the period from May 19, 2022 through December 31, 2022 that the Company expects to include in its Annual Report on Form 10-K for the year ended December 31, 2022 to be filed with the SEC.

For the period from January 1, 2022 through May 18, 2022, and the years ended December 31, 2021 and 2020, the Company’s financial statements were prepared in accordance with ASC 946. For registrants whose financial statements have been prepared in accordance with ASC 946 the Company believes in calculating income from continuing operations before taxes, helpful guidance can be found in how registered investment companies (which are presumably relying on ASC 946) are instructed to calculate the Income Test used in the definition of “significant subsidiary” in Rule 1-02(w). In contrast to non-investment company accounting registrants, which in parallel with the guidance in the FRM, calculate the Income Test based on “consolidated income or loss from continuing operations before income taxes,” registered investment companies are required to calculate this test based on “the sum combined investment income from dividends, interest, and other income, the net realized gains and losses on investments, and the net change in unrealized gains and losses on investments.” Applying this definition, for the periods the Company was subject to ASC 946 leads to (i) $39,686,351 in income from continuing operations before taxes for the period from January 1, 2022 through May 18, 2022 and (ii) $52,020,318 and $54,918,920 in income from continuing operations before taxes for the years ended December 31, 2021 and 2020, respectively. Please refer to Exhibit B for the Company’s Consolidated Statements of Operations for (i) the period from January 1, 2022 through May 18, 2022 (which the Company expects to include in its Annual Report on Form 10-K for the year ended December 31, 2022 to be filed with the SEC) and (ii) the years ended December 31, 2021 and 2020 as included in the Company’s Annual Reports on Form 10-K for the years then ended.

As noted, the Company will no longer be permitted to use its effective Registration Statement on Form S-3 once the Company files its Annual Report on Form 10-K for the year ended December 31, 2022, which is expected to be filed no later than March 30, 2023. Accordingly, the Company would like to work with the Staff to resolve the open comments as soon as possible so that the Company can continue to offer its dividend reinvestment plan through an effective registration statement.

If you have any questions or need additional information, please do not hesitate to contact the undersigned at (212) 878-8526 or Jay Bernstein at (212) 878-8527.

Sincerely,

/s/ Jason D. Myers

cc:	Charles Wheeler, Chief Executive Officer, Greenbacker

Claude Vuillieme, General Counsel, Greenbacker

Jay L. Bernstein, Clifford Chance US LLP

Exhibit A

For the period from May 19, 2022 through December 31, 2022

Total revenue	$100,491,122

Total operating expenses	140,480,277

Operating loss	(39,989,155)

Other (income) expenses
Interest expense, net	(15,889,125)
Realized loss on interest rate swaps, net	(1,322,219)
Unrealized loss on interest rate swaps, net	(249,150)
Unrealized gain on investments, net	398,479
Other expense, net	(107,890)

Net loss before income taxes	(57,159,060)
Provision for income taxes	(3,005,119)
Net loss	(60,164,179)
Net loss attributable to noncontrolling interests	(59,439,202)
Net loss attributable to Greenbacker Renewable Energy Company LLC	$(724,977)

Net loss attributable to Greenbacker Renewable Energy Company LLC	$(724,977)
Add back the following:
Provision for income taxes	3,005,119
Income attributable to Greenbacker Renewable Energy Company LLC before income taxes	$2,280,142

Exhibit B

	For the period from January 1, 2022 through May 18, 2022	For the year ended December 31, 2021	For the year ended December 31, 2020

Total investment income	$13,826,796	$32,551,137	$24,429,902

Operating expenses before performance participation fee waiver	23,026,738	38,784,760	23,531,648
Performance participation fee waiver	—	—	(747,602)
Total expenses	23,026,738	38,784,760	22,784,046
Net investment loss before taxes	(9,199,942)	(6,233,623)	1,645,856
(Benefit from) income taxes	(4,315,392)	(9,050,004)	(7,161,831)
Franchise tax expense	—	160,572	—
Net investment (loss) income	(4,884,550)	2,655,809	8,807,687

Net change in realized and unrealized gain (loss) on investments, foreign currency translation and deferred tax assets:
Net realized loss on investments	(1,688)	(29,182)	7,830,550
Net change in unrealized appreciation (depreciation) on:	—	—	—
Investments	13,647,821	56,023,470	51,377,370
Foreign currency translation	(26,172)	10,727	92,019
Swap contracts	35,266,332	2,248,926	(4,872,567)
(Provision for) income taxes on realized and unrealized gain (loss) on investments, foreign currency translation and swap contracts	(13,223,285)	(17,888,961)	(18,529,344)
Net increase in net assets resulting from operations	30,778,458	43,020,789	44,705,715
Net decrease in net assets attributed to special unitholder	—	—	(1,154,308)
Net increase in net assets attributed to members’ equity	$30,778,458	$43,020,789	$43,551,407

Net increase in net assets attributed to members’ equity	$30,778,458	$43,020,789	$43,551,407
Add back the following:
(Benefit from) income taxes	(4,315,392)	(9,050,004)	(7,161,831)
Franchise tax expense	—	160,572	—
(Provision for) income taxes on realized and unrealized gain (loss) on investments, foreign currency translation and swap contracts	13,223,285	17,888,961	18,529,344
Net increase in net assets attributed to members’ equity before income taxes	$39,686,351	$52,020,318	$54,918,920